[Eagle Life Letterhead]

December 31, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

100 F St. NE

Washington, DC 20549

Re:	Pre-Effective Amendment No. 1 to the Form S-1 Registration Statement File No. 333-160345 filed by Eagle Life Insurance Company

Dear Commissioners:

Eagle Life Insurance Company (the “Company”) provides this letter to the Securities and Exchange Commission (the “Commission”) in response to one of the comments provided by the Commission staff in a letter dated October 16, 2009, with respect to the initial registration statement filed on June 30, 2009.  The Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Further, pursuant to Rule 461 under the Securities Act of 1933, the Company hereby requests that Pre-Effective Amendment No. 1, filed on December 31, 2009 to the Registration Statement filed on Form S-1 (File No. 333-160345) be accelerated and declared effective on January 18, 2010, or as soon thereafter as is reasonably practicable.

If you have any questions or further comments, please call the undersigned at 515.457.1941 or Thomas E. Bisset at 202.383.0118.

Very truly yours,

/s/ Debra J. Richardson

Debra J. Richardson
Executive Vice President
Eagle Life Insurance Company

cc:	Wendy Carlson
Marla Lacey
Stephen Roth
Thomas Bisset